SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F   ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, regarding the purchase of the Damhead Creek Power Station.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc

(Registrant)

Date:	June 2, 2004	By:	/s/ Donald McPherson

Donald McPherson Assistant Company Secretary

SCOTTISHPOWER BUYS DAMHEAD CREEK POWER STATION

ScottishPower is pleased to announce the purchase of the 800MW Damhead Creek CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, from its creditor banks for approximately £317 million in cash.

Taking into account other assets and contracts inherited with the plant, ScottishPower estimates the effective price of the acquisition to be equivalent to a very competitive £275/kW of installed capacity, providing an excellent return on invested capital and delivering earnings in the current year.

This purchase compares favourably with recent similar deals taking into account high thermal efficiency, favourable transmission location and station life, and is significantly less than the cost of new build, again underlining ScottishPower’s focus on capital discipline.

The acquisition of this modern and efficient natural gas-fired plant, south-east of London, allows ScottishPower to grow its integrated energy business in line with the significant growth in its UK customers. It also further strengthens our diverse generation portfolio.

Charles Berry, Executive Director UK, said: “We are delighted with this purchase which helps meet the needs of our fast-growing customer base. Completed at the right price, right time and right location, it also advances our strategy of adding generation capacity in southern England.”

Commissioned in 2001, Damhead Creek has an excellent operational record. Its prime location in Southern England, where ScottishPower now has three CCGT stations, allows us to maximise cost efficiencies. It increases ScottishPower’s generating capacity in England and Wales to around 1,800MW.

Further information:
Colin McSeveny	Group Media Relations Manager	0141 636 4515
Andrew Jamieson	Head of Investor Relations	0141 636 4527